PE 12/24/2014



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
JAN 28 2015
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE


15005306

January 28, 2015

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Act: 1934
Section:
Rule: 14a-8 (DDS)
Public
Availability: 1-28-15

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 24, 2014

Dear Ms. O'Toole:

This is in response to your letter dated December 24, 2014 concerning the shareholder proposal submitted to Goldman Sachs by Jing Zhao. We also have received a letter from the proponent dated December 30, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jing Zhao
*** FISMA & OMB Memorandum M-07-16 ***

January 28, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 24, 2014

The proposal recommends that the company adopt a policy that the chairman shall be an independent director.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(6). As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal, it appears that the proposal is beyond the power of the board to implement. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Goldman Sachs relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2014

Via email to: shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal of Jing Zhao for Inclusion

in Goldman Sachs 2015 Proxy Statement

Ladies and Gentlemen:

It is not a surprise that Goldman Sachs (the Company) continues denying shareholders' right to request the Company's policy change, this time using two baseless "bases" for exclusion of my proposal again, as shown in the Company's December 24, 2014 letter to the SEC. To help the Company's Board no to repeat the same baseless statements in their predictable Opposition Statement against my proposal in the proxy material, I would like to rebut the Company letter briefly.

• My proposal is NOT "inherently vague and indefinite contrary to Rule 14a-9" and does not contain any "materially false and misleading statements". There is no need to provide a definition of common terms (such as "independent director") in a proposal; otherwise a proposal would become too long (over 500 words) and would cause real confusion for shareholders and the company. Especially, my proposal does provide a reference from the Company's own document with a description of independence of the director, so shareholders can clearly understand the meaning of "independent director." If the Company does not understand the meaning of "independent director," how could the Company operate until today?

• The Company does not lack the power or authority to implement the proposal, but lacks the willing to follow regulations. Especially, my proposal does not restrict any opportunity or mechanism to cure a situation where the Chairman of the Board fails to maintain his or her independence. So many companies have implemented proposals to have independent Chairman, why Goldman Sachs is so special to refuse a same proposal because it does not want to "guarantee" the implementation? If a company is allowed not to follow rules because it can claim that it "cannot guarantee" to follow rules, what is the meaning of any rules?

Shareholders have the right to vote on this important policy issue. Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***

Respectfully,



Jing Zhao

Cc: Ms. O'Toole, Beverly L <Beverly.OToole@gs.com>
Mr. Greenberg, Jamie <Jamie.Greenberg@gs.com>

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 24, 2014

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of Jing Zhao

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from Jing Zhao (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2015 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"Resolved: shareholders recommend that The Goldman Sachs Group, Inc. (the firm) adopt a policy that the Chairman of our board of directors shall be an independent director. For the purpose of this proposal, an independent director is defined as at page 23 of the firm's Proxy Statement for the 2014 Annual Meeting of Shareholders."

The supporting statement included in the Proposal (the "Supporting Statement") is set forth in Exhibit A.

II. Reasons for Omission

The Company believes that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to:

- Rule 14a-8(i)(3), because the Proposal is inherently vague and indefinite contrary to Rule 14a-9; and
- Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal.

A. The Proposal may be excluded in reliance on Rule 14a-8(i)(3) because it is inherently vague and indefinite contrary to Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." As the Staff clarified in Staff Legal Bulletin No. 14B (Sept. 15, 2004), Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires".

We believe that the Proposal violates Rule 14a-9 and is excludable because the resolution contained in the Proposal impermissibly defines the term "independent director", a material element of the Proposal, by reference to an external source.

The Staff has consistently concurred in excluding proposals that are understandable only by reference to material outside of the proposal and supporting statement. In Staff Legal Bulletin No. 14G (Oct. 16, 2012), the Staff stated:

> If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting

> statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite.

The Staff has allowed companies to exclude proposals that define a material element of the proposal by reference to an external source, even when the external source is not a website. For example, in *JPMorgan Chase & Co.* (Mar. 6, 2014), the Staff allowed the exclusion of a proposal which referred to the company's annual report for the definition of "non-core banking business segments". The view of the Staff is also not affected by how readily available the source may be. *See Chiquita Brands Int'l, Inc.* (Mar. 7, 2012) (the Staff allowed the exclusion of a proposal which failed to define "SEC Rule 14a-8(b) eligibility requirements"); *Dell Inc.* (Mar. 30, 2012) (same).

The Proponent's failure to clearly define the term "independent director" makes the Proposal excludable, because the term "independent director" is material to the Proposal. The Staff has repeatedly agreed that proposals seeking to require the chairman to be an independent director were impermissibly vague and indefinite on the grounds that they referred to extrinsic sources for the definition of "independent director" that applied. *See McKesson Corp.* (Apr. 17, 2013) (the Staff concurred with the exclusion of a proposal as vague and indefinite, noting "that the proposal refers to the 'New York Stock Exchange listing standards' for the definition of an 'independent director,' but does not provide information about what this definition means."); *Ashford Hospitality Trust Inc.* (Mar. 15, 2013) (same); *Chevron Corp.* (Mar. 15, 2013) (same). *See also Wyeth* (Mar. 19, 2009) (concurring with the exclusion of a proposal requesting a bylaw providing for an independent lead director when the proposal defined independent lead director by reference to the "standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.").

In this case, the Proposal defines "independent director" by reference to "page 23 of the [Company's] Proxy Statement for the 2014 Annual Meeting of Shareholders." Shareholders reading the Proposal would need to find and review the Company's 2014 Proxy Statement in order to understand what the Proposal means. Even if a shareholder were to review the referenced page in the 2014 Proxy Statement, the shareholder still would not be able to ascertain what "definition" of "independent director" is intended by the Proposal, since page 23 of the 2014 Proxy Statement (a copy of which is attached as Exhibit B) does not include a self-contained "definition" but instead contains a description of the process by which the Company's Board of Directors (the "Board") assessed the independence of the director nominees, as well as a general reference to the independence standards under the NYSE rules (with no specific NYSE rule cited). That page of the Proxy Statement also contains a website link to yet another document – the Company's Policy Regarding Director Independence – which also does not "define" independence but rather sets forth standards adopted by the Board to assist it in assessing director independence.

Therefore, because the Proposal does not provide any definition of "independent director", a material term, other than through reference to an external source, the Proposal is impermissibly vague and indefinite such that shareholders would not be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, and should be excludable under Rule 14a-8(i)(3).

B. The Proposal may be excluded in reliance on Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal.

Rule 14a-8(i)(6) provides that a company may omit a shareholder proposal "[i]f the company would lack the power or authority to implement the proposal." The Company lacks the power to implement the Proposal because it cannot guarantee that an independent director would (1) be elected to the Board by the Company's shareholders, (2) be elected as Chairman by the members of the Board, (3) be willing to serve as Chairman, and (4) remain independent at all times while serving as Chairman. Significantly, the Proposal does not provide the Board with an opportunity or mechanism to cure a situation where the Chairman of the Board fails to maintain his or her independence.

The Staff has consistently indicated that shareholder proposals that require certain directors to remain independent at all times without providing an opportunity or mechanism for the company to "cure" violations of the proposals' independence requirement are excludable under 14a-8(i)(6). Specifically, the Staff noted that the inability to cure potential violations made it impossible for the companies to implement the proposals because companies lack the power to completely control the actions of their directors in their individual capacities. *See Staff Legal Bulletin No. 14C* (June 28, 2005) ("SLB 14C") (noting that the Staff "would agree with the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times").

The Staff has stated that when "the proposals do not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposals, it appears that the proposals are beyond the power of the board to implement." *Exxon Mobil Corp.* (Jan. 21, 2010) (concurring in the exclusion of a proposal that requested the board "to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board"). *See also Time Warner Inc.* (Feb. 22, 2010) (concurring in the exclusion of a proposal that requested the board adopt a policy prohibiting any current or former chief executive officers of public companies from serving on the board's compensation committee); *First Mariner Bancorp* (Jan. 8, 2010) (concurring in the exclusion of a proposal that requested the board adopt a policy that the chairman of the board and the chief executive officer be two different individuals and that the chairman be an independent director elected by the directors); *Cintas Corp.* (Aug. 27, 2004) (concurring in the exclusion of a proposal that requested the board adopt a policy that "the Chair of the Board will be an independent director who has not previously served as an executive officer of the Cintas Corporation").

As noted, the Proposal requests that the Company's Board of Directors "adopt a policy that the Chairman of our board of directors shall be an independent director." The Proposal does not allow for any exception to this standard, nor does it provide an opportunity or mechanism to cure any violation of this standard.

The Staff has stated that it will deny a company's request to exclude a shareholder proposal when "the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence…" SLB 14C. In this case, the Proposal does not contain any exception to the requirement to have an independent director as Chairman, nor does it provide an opportunity or mechanism to cure any violation. In this manner, the Proposal differs from those proposals cited by the Staff in SLB 14C as proposals that cannot be excluded under Rule 14a-8(i)(6). *See Merck & Co., Inc.* (Dec. 29, 2004) (the Staff denied no-action relief in respect of a proposal requesting that the board of directors establish a policy of separating the positions of chairman and chief executive officer "whenever possible" so that an independent director serves as chairman); and *The Walt Disney Co.* (Nov. 24, 2004) (the Staff denied no-action relief in respect of a proposal urging the board of directors to amend its corporate governance guidelines to set a policy that the chairman of the board be an independent member, "except in rare and explicitly spelled out, extraordinary circumstances"). *See also Johnson & Johnson* (Jan. 23, 2013) (the Staff denied no-action relief in respect of a proposal requesting that requested the board of directors to "adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors to be an independent member of the Board", specifying that "Compliance with this policy is waived if no independent director is available and willing to serve as Chair"); *Bristol-Myers Squibb Co.* (Mar. 9, 2005) (the Staff denied no-action relief in respect of a proposal requesting that "the Board of Directors establish a policy of, whenever possible, separating the roles of Chairman and Chief Executive Officer, so that an independent director who has not served as an executive officer of the Company serves as Chair of the Board of Directors").

The Proposal is distinguishable from the foregoing letters because those proposals included qualifying language that either did not require independence at all times or provided the company with an opportunity to cure the loss of independence. No such qualifying language is included in the Proposal. Accordingly, for the reasons set forth above, we believe that the Company may exclude the Proposal under Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal.

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please do not hesitate to contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly L. O'Toole

Beverly L. O'Toole

Attachments

cc: Jing Zhao

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

September 25, 2014

John F. W. Rogers,
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street, New York
NY 10282

Re: Shareholder Proposal on Independent Chairman

Dear Secretary to the Board of Directors:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2015 annual meeting of shareholders and Scottrade letter of my shares ownership. I will continuously hold these shares until the 2015 annual meeting of shareholders.

Should you have any questions, please contact me at *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Yours truly,



Jing Zhao

Enclosure: Shareholder proposal
Scottrade letter of Jing Zhao's shares ownership

Shareholder Proposal on Independent Chairman

Resolved: shareholders recommend that The Goldman Sachs Group, Inc. (the firm) adopt a policy that the Chairman of our board of directors shall be an independent director. For the purpose of this proposal, an independent director is defined as at page 23 of the firm's Proxy Statement for the 2014 Annual Meeting of Shareholders.

Supporting Statement

"[O]ur Governance Committee determined that continuing to combine the roles of Chairman and CEO is the most effective leadership structure", but the reason that "[a] combined Chairman-CEO structure provides our firm with a single leader" (ibid. p. 17) is meaningless. There is no reason that an independent Chairman cannot "[demonstrate] clear accountability to our shareholders, clients and other stakeholders" (ibid. p. 17). The firm has a Lead Director, but if the role of Lead Director is truly so important (as listed at ibid. p. 18), why not just name it Chairman? A Chairman has more agenda-setting power than a lead director. An independent Chairman can change the dynamic in the board room. Separating the jobs of Chairman and CEO can add a layer of robust oversight and accountability of management, and provide effective deliberation of corporate strategy. The position of a lead director is inadequate to these tasks because competing or conflicting responsibilities for board leadership remain with the Chairman-CEO.

This proposal should also be evaluated in the context of our company's overall unethical corporate governance, especially in regard to our firm's highly risky and complicated international business. For example, both our CEO and Lead Director listed their positions at Tsinghua University School of Economics and Management Advisory Board as a qualification for re-election. From the fact that Chinese President Xi Jinping met the Advisory Board's foreign members to disclose his policy change before the Chinese Communist Party Eighteenth Congress in 2012, it is clear that the Advisory Board is a political tool to transfer China from state socialism to state capitalism. In the case of the largest IPO on September 19, 2014, our firm played the core function to facilitate the corrupted conglomerate Alibaba to the U.S. market using the highly controversial and risky "variable interest entity" structure (for example, its board members include former Hong Kong Administrative Head and current Vice Chairman of Chinese People's Political Consultative Conference; its main inside investors include former Chinese President Jiang Zemin's grandson who also worked in our firm before setting up his own private equity firm; Alibaba's boss openly praised Deng Xiaoping for his role in the 1989 Tiananmen massacre). At least, our firm needs an independent Chairman without such political nepotism which gravely undermines our firm's legitimacy doing business in China.

Scottrade

MEMBER FINRA/SIPC

100 Pringle Ave Ste 330 Walnut Creek CA 94596-3580
p: 925-256-6425 • f: 925-256-0395

September 25, 2014

Jing Zhao

*** FISMA & OMB Memorandum M-07-16 ***

Re Scottrade Account *** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Zhao,

Per your request, this letter is to verify that 20 shares of Goldman Sachs (GS) were purchased on July 13, 2011, and have been held continuously in your account to the present date of this letter.

Please contact our branch at 925-256-6425 if you need further assistance.

Sincerely,



Todd Rouleau
Branch Manager

EXHIBIT B

Board Evaluation

The Governance Committee, which includes all of our independent directors, is responsible for evaluating the performance of our Board annually. The evaluation requested both qualitative and quantitative feedback, and director responses to the over 30 questions were collated on an unattributed basis.

During the evaluation, conducted by our Lead Director, our independent directors provided input on numerous issues, such as:

- Effectiveness of their work as a Board;
- Effectiveness of our Committee structure;
- Individual performance of our Lead Director and, for the first time this year, each Committee chair in that capacity specifically;
- Oversight of management;
- Quality of their interactions with, and information received from, management, as well as those below management level;
- Satisfaction with the Board's involvement in strategy discussions;
- Satisfaction with executive succession planning processes;
- Satisfaction with shareholder communication processes;
- Extent to which shareholder value is considered by the Board in its decision-making process;
- Topics that should receive more attention and discussion; and
- Adequacy and effectiveness of our governance practices.

Our Lead Director also meets and speaks individually with each non-employee director to gather additional input. Our Lead Director communicates a summary of the results of the Board evaluation to our full Board, and our Board's policies and practices are updated as appropriate as a result of director feedback.

Each of our Board's Committees also annually conducts a self-evaluation; Committee chairs then communicate the results of these evaluations to the full Board.

Independence of Directors

Independent oversight bolsters our success. Our Board determined, upon the recommendation of our Governance Committee, that 10 of our 13 director nominees are independent.

A director is considered independent under NYSE rules if our Board determines that the director does not have any direct or indirect material relationship with Goldman Sachs. Our Board has established a Policy Regarding Director Independence (Director Independence Policy), which is available on our website at www.gs.com/independence, and which provides standards to assist our Board in determining which relationships and transactions might constitute a material relationship that would cause a director not to be independent. The Director Independence Policy covers, among other things, employment and compensatory relationships, relationships with our auditors, client and business relationships and contributions to not-for-profit organizations.

Our Board determined, upon the recommendation of our Governance Committee, that Ms. Burns, Mr. Dahlbäck, Mr. George, Mr. Johnson, Mr. Mittal, Mr. Ogunlesi, Mr. Oppenheimer, Mr. Schiro, Dr. Spar and Mr. Tucker are "independent" within the meaning of NYSE rules and our Director Independence Policy. Prior to his retirement from our Board in 2013, Mr. Friedman, who served as a director for a portion of the year, also was determined to be independent.

To assess independence, our Governance Committee and our Board were provided with detailed information about any relationships between the independent directors (and their immediate family members and affiliated entities) on the one hand, and Goldman Sachs and its affiliates on the other. For example, the Committee received personal data sheets for each independent director that contain, among other things, information about the director's professional experience,